FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

August 4, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 4, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer provides additional descriptions of the largest properties located in the province of Salta acquired through the acquisition of Madero Minerals S.A. (news release dated July 12, 2005.  The Issuer launches new web site www.wealthminerals.com.

Item 5.	Full Description of Material Change

The Issuer releases additional descriptions of the largest properties located in the province of Salta, acquired through the purchase of Madero Minerals S.A. (news release dated July 12, 2005). The properties are part of a larger package of highly prospective uranium concessions assembled by the Issuer in northwest Argentina.

In southern Salta province, the Issuer’s three large properties, Amblayo, Las Conchas and Alemania, cover an aggregate area of 90,000 Ha and are located within 100 km of each other. The properties cover portions of a geological package of sandstones which can be traced for tens of kilometres. Within this package there are a number of favourable horizons which contain multiple uranium occurrences and have the potential for the discovery of additional uranium mineralization.

These locally high grade, stratabound, sandstone hosted, uranium showings in southern Salta are found in a setting which is similar to the Colorado Plateau District of the western United States. Since the 1940’s, a large number of producing mines in the Colorado – Utah area intermittently produced some 300,000 tonnes of uranium oxide.

The Issuer’s largest property in Salta, Amblayo (50,000 Ha), hosts at least three and up to five mineralized horizons within a thickness of 20-25 metres. Grab samples by previous workers reportedly assayed up to 2.8% uranium. The formerly producing Don Otto Uranium Mine (produced 88,000 lbs Uranium Oxide /annum 1964-1981) owned by Commission Nacional de Energia Atomica de Argentina (CNEA), lies within the large Amblayo concession area.

Field work is expected to begin with geological mapping in mid September 2005. The Amblayo property will be the first area to be evaluated. The Issuer anticipates acquiring additional uranium properties and looks forward to announcing such acquisitions in a timely manner.

Argentina is home to Latin America’s most advanced nuclear energy program. Two nuclear plants are operational while a 3rd is near completion. The two plants supply about 9% of the country’s electricity. The Issuer believes that Argentina, which has had a number of producing uranium mines, including the Dr. Baulies Mine in Mendoza, the Don Otto Mine in Salta and the Sierra Pintada/San Rafael Mine in Mendoza, has been relatively under-explored for uranium in recent years and represents a promising area for new discoveries.  An example of the potential target Wealth seeks is the Cerro Solo uranium deposit located in Chubut province, Argentina.  This deposit which is owned by CNEA has been the subject of a prefeasibility study which concluded that it is economically viable based on mineable reserves at an average grade of 0.3% U3O8 containing a recoverable uranium oxide content of 10.3 million pounds.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gary Freeman – Vice President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

August 4, 2005